EXHIBIT 99.2

COMPUTERSHARE
100 University Avenue, 9th floor
Toronto, ON, M5J 2Y1
www.computershare.com



Date: 24/02/2009


To: U.S. Securities & Exchange Commission

Subject: MAGNA INTERNATIONAL INC.
Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:


Meeting Type :
 Annual General Meeting
Record Date for Notice of Meeting :
 17/03/2009
Record Date for Voting (if applicable) :
17/03/2009

Meeting Date :
06/05/2009

Meeting Location (if available) :
Markham, ON

, Canada


Voting Security Details ;


Description
CLASS A SUBORDINATE VOTING


CUSIP Number
559222401


ISIN

CA5592224011

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MAGNA INTERNATIONAL INC.